## Contact

www.linkedin.com/in/giovalentin
(LinkedIn)
www.outdoornetwork.com
(Company)
www.partzilla.com (Portfolio)
www.boats.net (Other)

## Top Skills

LAMP

Full-Stack Development

Artificial Intelligence (AI)

# Giovanni Valentin

Co-Founder & CEO @ HLTHi | Full-Stack Engineer with AI & Big
Data Expertise
Riverview, Florida, United States

## Summary

As Co-Founder and CEO of HLTHi, I'm leading the development
of a next-generation virtual healthcare platform designed to make
high-quality, real-time medical care as accessible and seamless as
ordering a ride. My background is in full-stack software engineering,
with deep expertise in artificial intelligence, big data, and building
scalable systems. Over the past decade, I've led technical teams
across healthcare, e-commerce, and cloud infrastructure, always
focused on solving complex problems with elegant, practical
solutions. At HLTHi, I oversee product development, engineering,
provider operations, and go-to-market execution. We've built a
full-stack telehealth ecosystem from the ground up — integrating
real-time AI triage and documentation, FHIR-based EHR systems,
automated provider onboarding and credentialing, and seamless
Stripe-powered payment infrastructure. HLTHi is built to scale care
intelligently, not bureaucratically — and our vision is to modernize
how healthcare is accessed, delivered, and experienced. If you're an
investor or partner interested in transforming the future of care, I'd
love to connect.

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## Experience

### HLTHi
Co-Founder
January 2024 - Present (1 year 7 months)
Brandon, Florida, United States

As the co-founder and sole software developer of HLTHi, I lead the integration
of innovative AI solutions with healthcare to deliver accessible, affordable, and
high-quality patient care across the United States. At HLTHi, our mission is to
empower patients with direct, physician-only virtual care at costs significantly
lower than typical out-of-pocket expenses or insurance co-pays.

I specialize in leveraging advanced AI technologies and custom machine
learning models to streamline clinical workflows, enhance diagnostic accuracy,

and accelerate medical observations for healthcare providers. My expertise includes extensive work with FHIR data standards, enabling seamless interoperability and efficient data exchange that strengthens patient-provider interactions.

I deeply enjoy building technology that not only simplifies healthcare delivery but also makes quality medical care accessible from anywhere, transforming patient experiences through thoughtful and efficient digital innovation.

## Outdoor Network - USA
Senior Web Developer Manager
July 2018 - Present (7 years 1 month)
Tampa/St. Petersburg, Florida Area

## Florida Campers, LLC
Co-Owner
March 2017 - May 2018 (1 year 3 months)
Tampa/St. Petersburg, Florida Area

Co-Owner and operations manager of Florida Campers an RV rental company with a fleet of 7 Class-C RVs

## WebStarts
Software Developer
May 2012 - March 2018 (5 years 11 months)
Tampa/St. Petersburg, Florida Area

Software developer working under the administration of the lead full-stack developer. Working with the Lamp Stack technologies.

Built Webstarts AI IOS Application

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# Education

University of South Florida
Bachelor's degree, Computer Science · (2016 - 2018)

Hillsborough Community College
Associate of Arts - AA, Computer Science · (2012 - 2014)